SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INFINITY CROSS BORDER ACQUISITION CORPORATION

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G4772R101

(CUSIP Number)

Lori K. McCutcheon

Hicks Holdings LLC

100 Crescent Court, Suite 1200

Dallas, Texas 75201

(214) 615-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4772R101

1	Names of Reporting Person. HH Energy Group, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 575,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 575,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 575,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person PN

CUSIP No. G4772R101

1	Names of Reporting Person. HEP-INXB LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 575,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 575,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 575,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person OO

CUSIP No. G4772R101

1	Names of Reporting Person. Thomas O. Hicks
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 575,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 575,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 575,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person IN

SCHEDULE 13D

This Schedule 13D is filed on behalf of HH Energy Group, LP, a Delaware limited partnership (“HH Energy”), HEP-INXB LLC, a Texas limited liability company (“HEP-INXB”), and Mr. Thomas O. Hicks (the “Principal” and, together with HH Energy and HEP-INXB, the “Reporting Persons”).

Item 1.	Security and Issuer

Securities acquired: ordinary shares, no par value (“Ordinary Shares”)

Issuer: Infinity Cross Border Acquisition Corporation (the “Issuer”)

c/o Infinity-C.S.V.C. Management Ltd.

3 Azrieli Center (Triangle Tower)

42nd Floor, Tel Aviv, Israel, 67023

Item 2.	Identity and Background

(a) This statement is filed by:

(i) HH Energy, a Delaware limited partnership, which is the holder of record of approximately 8.0% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding (7,187,500) as of January 9, 2014, as reported by the Issuer in the Schedule TO filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on January 10, 2014;

(ii) HEP-INXB, a Texas limited liability company, the general partner of HH Energy; and

(ii) the Principal, a United States citizen, the sole member and manager of HEP-INXB.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 100 Crescent Court, Suite 1200, Dallas, Texas 75201.

(c) HH Energy is a holding company. HEP-INXB is the general partner of HH Energy. The Principal is the sole member and manager of HEP-INXB. The principal occupation of the Principal is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) HH Energy is a Delaware limited partnership. HEP-INXB is a Texas limited liability company. The Principal is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $1,200,000. The source of these funds was the working capital of HH Energy.

Item 4.	Purpose of the Transaction

On January 7, 2014, the Principal joined the board of directors of the Issuer. In connection with the Principal’s appointment, HH Energy purchased an aggregate of 575,000 Ordinary Shares from Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P. (collectively, the “Infinity Funds”) for an aggregate purchase price of $1,200,000 pursuant to the terms of that certain Securities Purchase Agreement entered into by and among HH Energy and the Infinity Funds (the “Founder Share Purchase Agreement”).

Reference is made to that certain Merger and Share Exchange Agreement, dated as of January 8, 2014 (the “Merger Agreement”), by and among the Issuer, Glori Acquisition Corp. (“Infinity Acquisition”), Glori Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Infinity Acquisition (“Merger Sub”), Infinity-C.S.V.C. Management Ltd., in its capacity under the Merger Agreement as the INXB Representative, and Glori Energy Inc., a Delaware corporation (“Glori”), pursuant to which: (i) the Issuer will effect a merger in which it will merge with and into Infinity Acquisition, a Delaware corporation and the Issuer’s wholly owned subsidiary, with Infinity Acquisition surviving the merger (the “Redomestication”); and (ii) immediately following the Redomestication, Infinity Acquisition will effect an acquisition of Glori by Merger Sub, Infinity Acquisition’s wholly owned Delaware subsidiary, merging with and into Glori, with Glori surviving the merger (the “Transaction Merger” and, together with the Redomestication, the “Business Combination”). At the time of the Redomestication: (i) assuming none of the 5,750,000 Ordinary Shares sold in the Issuer’s initial public offering (the “Public Shares”) are tendered pursuant to a tender offer being made by the Issuer (the “Share Tender Offer”) to provide its shareholders with the opportunity to redeem their Public Shares, each of the 5,750,000 Public Shares then outstanding will be converted automatically into one substantially equivalent share of Infinity Acquisition’s Common Stock (“Common Stock”); and the 1,437,500 Ordinary Shares held by the Issuer’s sponsors, officers and directors that were issued prior to the Issuer’s initial public offering, including the 575,000 shares beneficially owned by the Reporting Persons (the “Founder Shares”), will be converted automatically into 1,437,500 shares of Common Stock which will not be transferable until one year after the completion of the Business Combination subject to certain exceptions. Pursuant to the terms of the Merger Agreement, in exchange for all of the outstanding shares of Glori common stock and warrants, Infinity Acquisition will issue to the stockholders and warrant holders of Glori 22,953,432 shares of Common Stock on a pro rata basis with 688,803 of such shares to be deposited in escrow to support the parties indemnification obligations under the Merger Agreement.

Prior to entry into the Merger Agreement by the parties thereto, on January 7, 2014, HH Energy entered into a Share Purchase Agreement (the “PIPE Purchase Agreement”) with the Issuer, Infinity Acquisition, the Infinity Funds and the other buyers party thereto pursuant to which HH Energy, the Infinity Funds and the other buyers party thereto (together with HH Energy and the Infinity Funds, the

“Buyers”), collectively (i) agreed to purchase between $8.5 million and $17.0 million of shares of Common Stock, provided that, at a minimum, the Buyers would purchase that number of shares, at a purchase price of $8.00 per share (the “Minimum Commitment”), necessary to ensure that Infinity Acquisition meets the $25.0 million minimum cash requirement set forth in the Merger Agreement, assuming that at least $8.0 million in cash remains in the trust account established in connection with the Issuer’s initial public offering following the consummation of the Share Tender Offer, and (ii) were granted an option to purchase additional shares to increase their total investment to a maximum of $25.0 million of shares of Common Stock (including the Minimum Commitment), such additional investment to be used to provide additional working capital to Infinity Acquisition (the “PIPE Investment”). The purchase price for the shares to be issued in the PIPE Investment is $8.00 per share. The PIPE Investment will be consummated simultaneously with the closing of Business Combination. Infinity Acquisition and HH Energy and the other Buyers will also enter into a registration rights agreement that provides for the registration of the Common Stock purchased in the PIPE Investment. HH Energy’s minimum purchase obligation under the PIPE Purchase Agreement is for 187,500 shares of Common Stock and, unless the Buyers agree otherwise, HH Energy would be required to purchase up to an additional 187,500 shares of Common Stock.

Reference is made to the Issuer’s Schedule TO filed with the Commission on January 10, 2014 for a complete description of the transactions described in this Item 4.

The Ordinary Shares owned by the Reporting Persons (and any shares of Common Stock that may be acquired pursuant to the PIPE Purchase Agreement) have been, or will be, acquired for investment purposes. The Reporting Persons may make further acquisitions of Ordinary Shares or Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares or shares of Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Except for the foregoing, the Reporting Person have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 7,187,500 Ordinary Shares outstanding as of January 9, 2014, as reported by the Issuer in the Schedule TO filed by the Issuer with the SEC on January 10, 2014) are as follows:

HH Energy Group, LP

a)		Amount beneficially owned: 575,000	Percentage: 8.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	575,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	575,000

HEP-INXB LLC

a)		Amount beneficially owned: 575,000	Percentage: 8.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	575,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	575,000

Thomas O. Hicks

a)		Amount beneficially owned: 575,000	Percentage: 8.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	575,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	575,000

The Ordinary Shares reported as beneficially owned by each of HEP-INXB and the Principal include the Ordinary Shares reported as beneficially owned by HH Energy. HEP-INXB may, as the general partner of HH Energy, be deemed to own beneficially the securities of which HH Energy possesses beneficial ownership. The Principal may, by reason of his status as the sole member and manager of HEP-INXB, be deemed to own beneficially the securities of which HH Energy possesses beneficial ownership. Each of HEP-INXB and the Principal shares the power to vote and to dispose of the securities beneficially owned by HH Energy. The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the Ordinary Shares held by HH Energy, except to the extent of their respective pecuniary interests therein. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.

(c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transactions in Ordinary Shares during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Share Purchase Agreement

The description of the Founder Share Purchase Agreement in Item 4 above is incorporated by reference herein and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached as Exhibit 99.2 hereto and incorporated herein by reference.

PIPE Purchase Agreement

The description of the PIPE Purchase Agreement in Item 4 above is incorporated by reference herein and is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 4.5 to the Form 6-K filed by the Issuer with the SEC on January 9, 2014 (and is incorporated by reference herein as Exhibit 99.3).

Registration Rights

As set forth in Item 4 above, at the closing of the transactions contemplated by the PIPE Purchase Agreement, HH Energy and the other Buyers will enter into a registration rights agreement with Infinity Acquisition. Pursuant to the terms of the registration rights agreement, Infinity Acquisition will be required to file a registration statement with the SEC with respect to the shares of Common Stock purchased under the PIPE Purchase Agreement within forty-five (45) days after the closing of the PIPE Investment. The Buyers will also have certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 4.6 to the Form 6-K filed by the Issuer with the SEC on January 9, 2014 (and is incorporated by reference herein as Exhibit 99.4). In addition to the aforementioned registration rights, HH Energy (as a permitted transferee of the 575,000 Ordinary Shares it acquired pursuant to the Founder Share Purchase Agreement) is entitled to certain demand and “piggyback” registration rights pursuant to that certain registration rights agreement, dated as of July 19, 2012, by and among the Issuer and the securityholders named therein. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, which was filed by the Issuer as Exhibit 10.6 to the Form 6-K filed by the Issuer with the SEC on July 25, 2012 (and is incorporated by reference herein as Exhibit 99.5).

Insider Letter

The 575,000 Ordinary Shares purchased by HH Energy are subject to transfer restrictions pursuant to lockup provisions in that certain letter agreement, dated as of January 7, 2014 (the “Letter Agreement”), entered into by and among HH Energy, the Principal, Hicks Holdings, LLC, the Infinity Funds and the Issuer. Those lock-up provisions provide that such securities are not transferable or saleable, subject to certain exceptions, until the earlier of (i) one year after the completion of the Business Combination and (ii) the date on which the Issuer consummates a liquidation, merger, share exchange or other similar transaction after the Business Combination that results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. The Insider Letter also provides that, among other things, Hicks Holdings LLC shall be obligated, along with the Infinity Funds, to jointly and severally indemnify the Issuer, if and to the extent any claims by a vendor for services rendered or products sold to the Issuer, or a prospective target business with which the Issuer has discussed entering into a business combination, reduce the amounts in the Trust Account to below $8.00 per share, subject to certain exceptions, including with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account. The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached as Exhibit 99.6 hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 99.2	Securities Purchase Agreement, dated as of January 7, 2014, by and among HH Energy, the Infinity Funds, the Issuer and Infinity-C.S.V.C. Management Ltd.

Exhibit 99.3	Share Purchase Agreement, dated as of January 7, 2014, by and among the Issuer, Infinity Acquisition, HH Energy and the other parties thereto (incorporated by reference to Exhibit 4.5 to the Form 6-K filed by the Issuer with the SEC on January 9, 2014).

Exhibit 99.4	Form of Registration Rights Agreement to be entered into by and among the Issuer, Infinity Acquisition, HH Energy and the other parties thereto (incorporated by reference to Exhibit 4.5 to the Form 6-K filed by the Issuer with the SEC on January 9, 2014).

Exhibit 99.5	Registration Rights Agreement, dated as of July 19, 2012, by and among the Issuer and the securityholders named therein (incorporated by reference to Exhibit 10.6 to the Form 6-K filed by the Issuer with the SEC on July 25, 2012).

Exhibit 99.6	Letter Agreement, dated as of January 7, 2014, by and among the Infinity Funds, HH Energy, the Principal and Hicks Holdings LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2014

HH ENERGY GROUP, LP

	By:	HEP-INXB LLC, its general partner

	By:	/s/ Lori K. McCutcheon
	Name:	Lori K. McCutcheon
	Title:	Executive Vice President

HEP-INXB LLC

	By:	/s/ Lori K. McCutcheon
	Name:	Lori K. McCutcheon
	Title:	Executive Vice President

/s/ Thomas O. Hicks
Thomas O. Hicks